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Craft Beer
Slauterhouse Brewing Co.

Brewery

321 W. Madison St
Auburn, IL 62615
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Early Investor Bonus: The investment multiple is increased to 2× for the next $20,000 invested.
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THE PITCH
Slauterhouse Brewing Co. is seeking investment to expand, renovate, hire additional employees and purchase new equipment.
Expanding LocationGenerating RevenueRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR MISSION

At our core, the Slauterhouse team strives to brew exceptional beer with passion so that every single pint can be enjoyed by the community, our families and friends in a fun and welcoming environment.

Our Practices: We support local businesses by using local ingredients and goods whenever possible.
Our Experience: We foster an environment where the local community feels at home and make our brewery a place where distant travelers will want to return.
Our Process: Our goal is to always experiment and try new things so the community is continually asking us "what's next?
Our Culture: Promote beer culture and continually educate ourselves and our customers about the craft beer industry.
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This is a preview. It will become public when you start accepting investment.
OUR STORY

Slauterhouse Brewing company was opened for business March 2020. We began selling "To-Go" Vessels with the small staff of close family and friends. The popularity and support from the local community grew fast. through the first winter of the pandemic, we had a taproom filled with great supporters. Quickly, we realized that we would outgrow out small space and the need for a larger venue was a priority. When the opportunity presented itself, we purchased "Slauterhouse West" and the open lot to the east of the current taproom. We have already began cleaning the open lot and have a great vision how we can bring the old space back to life!

New cooling and refrigeration system to house kegs and cans
Moving current tap lines to new building
Second Story addition for back of house office and private lounge
Private rooftop event space with seating and bar
Lower level event center with commercial kitchen
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TAKE A LOOK AROUND!
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2020
Founded

1,500
Gallons Per Year
11
Beers on Tap
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THE TEAM
DEREK LEES
Founder

Owner of BeerHole Inc. a craft brewery locator available on iTunes & Google Play, an avid traveler of breweries. Manager of my own Major League Baseball, Football and Basketball teams in fantasy land. Loving and proud father of 2 rambunctious boys under 4 years old. Loves long walks on the beach, Hold Em poker at a high stakes table, my gorgeous hard working CRNA wife and sipping on bourbon anywhere in no specific order. Oh and my momma says I drink too much beer, but look at me now!

Torrey
Bourbonologist

Bourbonologist and father of 3. Retired and finally doing what I've always wanted to do. Learning to brew, growing a beard, and being a first time grandpa. Not a big fan of long walks on the beach, but anything whiskey and Nashville I'm in! I'm also an unbelievable fan of the brewery mascot, "Lager D".

Nikki
General Manager/Owner

I'm dedicated to my first career in anesthesia and decided to dive into a new adventure with my husband Derek to spread our passion for craft beer to the community. I am a mother of two sweet blonde – blue eyed boys and the brewery mascot Lager Dog. I'm secretly an introvert and love to read (which is impossible with two littles). I love to travel and be outdoors as much as possible.

Alex
Manager

Meet Alex, she's a spicy Italian that floated down the Illinois river to gladly serve you at Slauterhouse Brewery. She's quick with a joke, or even a song recommendation, but don't ask her to sing for you any time soon. Besides being the most fashionable manager in house, she also can recommend the best craft beer for you. So come down to Slauterhouse Brewery and have Alex pour you a cold one.

Kole
Assistant Brewer

Assistant Brewer. With a passion for microbiology, brewing beer seemed like an obvious calling. My hobbies range from mycology to motorcycles and everything in between. I take every opportunity to refine my understanding of what makes a great brew. From historical techniques to the cutting edge, we give it our all to make the most of what goes into each pour.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$425,000	$467,500	$500,225	$525,236	$540,993
Cost of Goods Sold	$75,000	$82,500	$88,275	$92,688	$95,468
Gross Profit	$350,000	$385,000	$411,950	$432,548	$445,525

EXPENSES

Rent	$12,000	$12,300	$12,607	$12,922	$13,245
Utilities	$5,000	$5,125	$5,253	$5,384	$5,518
Salaries	$60,000	$66,000	$70,620	$74,150	$76,374

Insurance $12,000 $12,300 $12,607 $12,922 $13,245

Equipment Lease $2,500 $2,562 $2,626 $2,691 $2,758

Repairs & Maintenance $4,500 $4,612 $4,727 $4,845 $4,966

Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621

Operating Profit $248,000 $275,951 $297,207 $313,174 $322,798

This information is provided by Slauterhouse Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends December 31, 2021

Summary of Terms

Legal Business Name Slauterhouse, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 3.5%-10.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2029

Financial Condition

Current Financial Condition

Slaughterhouse Brewing's current financial condition is strong. Due to our location, existing customer base, cash reserves, and limited debt, we are a qualified borrower.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Slauterhouse Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Slauterhouse Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Slauterhouse Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Slauterhouse Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Slauterhouse Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Slauterhouse Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Slauterhouse Brewing Co.. Furthermore, if the founders or other key personnel of Slauterhouse Brewing Co. were to leave Slauterhouse Brewing Co. or become unable to work, Slauterhouse Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Slauterhouse Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Slauterhouse Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Slauterhouse Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Slauterhouse Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Slauterhouse Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Slauterhouse Brewing Co.'s financial performance or ability to continue to operate. In the event Slauterhouse Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Slauterhouse Brewing Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Slauterhouse Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Slauterhouse Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Slauterhouse Brewing Co. will carry some insurance, Slauterhouse Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Slauterhouse Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Slauterhouse Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Slauterhouse Brewing Co.'s management will coincide: you both want Slauterhouse Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Slauterhouse Brewing Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Slauterhouse Brewing Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Slauterhouse Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Slauterhouse Brewing Co. or management), which is responsible for monitoring Slauterhouse Brewing Co.'s compliance with the law. Slauterhouse Brewing Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Slauterhouse Brewing Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Slauterhouse Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Slauterhouse Brewing Co., and the revenue of Slauterhouse Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Slauterhouse Brewing Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Slauterhouse Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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